Exhibit 99.1

February 25, 2019

To:

B.O.S. Better Online Solutions Ltd.
20 Freiman Street

Rishon LeZion 7535825

Israel

Re: Registration Statement on Form F-3

(as filed with the SEC on February 22, 2018)

Ladies and Gentlemen:

We have acted as Israeli counsel to B.O.S. Better Online Solutions Ltd. (the “Company”) in connection with the registration statement on Form F-3 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on February 22, 2018. The Registration Statement relates to the registration of 878,161 Ordinary Shares of the Company, nominal value NIS 80.00 (the “SEDA Shares”), which may be issued under a Standby Equity Distribution Agreement, dated as of May 8, 2017 (the “SEDA”), between the Company and YA II PN, Ltd.

In connection therewith, we have examined the originals, or photostatic or copies, certified or otherwise identified to our satisfaction of such corporate records, agreements, documents and other instruments and have made such investigation of matters of fact and law, as we have deemed relevant and necessary as a basis for the opinions hereafter set forth.

In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as photostatic or certified copies, and the authenticity of the originals of such latter documents. As to all questions of fact material to the opinions set forth herein, we did not independently establish or verify such facts and we have relied, without independent investigation, upon statements, certificates or comparable documents of officers and representatives of the Company and upon certificates of public officials. We have considered such questions of Israeli law as we have deemed necessary for the purpose of rendering this opinion.

Based upon and subject to the foregoing and to the other qualification and limitations set forth herein, and subject to the effectives of the Registration Statement under the Securities Act of 1933, as amended (the “Act”), we are of the opinion that the SEDA Shares, upon issuance and in accordance with the terms of the SEDA, shall be duly authorized, validly issued, fully paid and non-assessable.

We are members of the Bar of the State of Israel and we express no opinion as to any matter relating to the laws of any jurisdiction other than the laws of Israel and have not, for the purpose of giving this opinion, made any investigation of the laws of any other jurisdiction than Israel. This opinion letter is effective only as of its date and the opinions expressed herein are based upon the law in effect (and published or otherwise generally available) on the date hereof, and we assume no obligation to revise or supplement this opinion letter should such law be changed by legislative action, judicial decision or otherwise. This opinion letter is expressly limited to the matters set forth above, and we render no opinion, whether by implication or otherwise, as to any other matters. In addition, we render no opinion in relation to any representation made or given in the Registration Statement.

We hereby consent to the filing of this opinion with the Commission as Exhibit 5.1 to the Registration Statement and to the reference to our firm under the caption, “Validity of Securities” in the related prospectus. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Gornitzky & Co.

Gornitzky & Co.

Pinhas Rubin

Moriel Matalon

Jack Smith

Eyal Marom

Ofer Tzur

Itay Geffen

Eyal Raz

Erez Harel

Chaim Y. Friedland*

Lior Porat

Yaron Elhawi

Sharon Werker-Sagy

Elite Elkon

Eli Elya

Shlomo Cohen

Daniel Paserman(CPA)

Gil Grady (CPA)

Noam Ronen

Eli Cohen

Kfir Yadgar

Timor Belan

Avi D. Pelossof

Maya Sabari

Aviram Handel

Daniel Marcus

Shlomo Landress*

Yair Shiloni

Joseph D. Gross***

Harel Shaham

Ari Fried**

Orly Tenennbaum

Idan Baki

Shiri Shani

Sagit Ohana-Livne

Avner Finkelshtein

Michael Ayalon

Nurit Traurik

Tamar Cohen

Lior Relevy

Ofer Fleischer

Ziv Rotenberg

Adi Ben-Hur Efroni

Inbal Zackay-Horev

Itai Itzkovich

Ronit Rozenstein-Barel

Shlomo Aviad Zider

Ori Yitzhak

Itzchak Lazar

Yiftach Farber

Adi Nahmias-Twina

Inbal Badner

Asaf Avtuvi

Yehonatan Raff

Uri Heller

Oded Uni

Nir Keidar

Assaf Harel

Hila Shimon

Ehud Katzenelson

Gila Ponte-Shlush***

Daniel Lasry

Saray Aharony (CPA)

Yoad Cohavy

Sarit Naaman Shaag

Itay Rubin

Shimon Moyal

Maya Hoftman

Assaf Prussak

Avi Meer*

Daniel Skald (CPA)

Reut Oshaya Holzer

Sharon Zeitouni

Ariel Zeewi

Nir Erez

Nitsan Litwak

Shani Mizrahi

Tigist Bayleyei-Salomon

Lior Baran

Neta Peled

Alon Peled

Yoav Meer*

Joanna Yanowsky

Sagi Padureanu

Itamar Ben Yehuda

Lior Grinblat

Amit Levy

Tal Sela

Ori Smith

Nuna Lerner

Shirin Gabbay-Metzger

Elinor Lavie Vardi

Noga Haruvi

Yael Kleinman

Shani Sahar

Inbar Barak-Bilu (CPA)

Adi Haya Raban

Liron Gilor

Nimrod Saville

Dana Suidman

Dan Fisher

Yechiel Zipori

Amnon Biss

Tom Alkalay

Shimrit Moshe

Shahar Oshri

Ariel Sheinkman

Idan Zohar

Tamar Barchad (CPA)

Nir Knoll*

Natalie Dragot

Shani Weiss

Samuel Berkowitz****

Marina Portugalov

Oleg Omeli

Adi Shoval*

Maor Israeli

Moshe Sevi

Moran Ben Moshe

Yaad Gordon

Hagar Peleg

Smadar Ron

Noa Schweitzer Amar

Roni Sharon Aviram

Nofar Arad

Ayala Livni Shoham

Shira Plotnik

Yehonatan Prussak

Elona Lerner

Maya Rechnitz

Raz Karni

Zeev Bienenstock

Daniel Barlev

Maya Dvir

Alex Lazarovich

Coral Leshez

Inbal Navon

Alex Feldsher

Lior Sharabi

Netanel Kahana

Yuval Kaplan

Nir Moses (CPA)

Assaf Hasson

Karin Avichail

Noy Greenberg

Asaf Alterman

Karin Blank

Netalee Aviv

Amir Tzemach

Liron Karass

Dalia Karzbrun (CPA)

Sharon Reingwirtz

Gani Shani

Karin Shani

Alon Shecheransky

Noa Even Sapir

Dafna Sidkiyahu

Amit Kappon

Avigail Labaton

Moran Ben Dayan (CPA)

Tomer Basson

Danielle Fadlon

Amit Ron

Inbal Ronel

Sharon Strauss

Yitzhak Hefetz

Roy Eilon

Isack V. Hasday

Shira Abergel-Hajaj

Shmuel Matan Ben-Guigui

Niv Braverman

Astar Shechter

Shahar Schleifer

Anat Zehavi

Hana Atias

Laura Tal Hadar

Tal Cohen

Yaara Suesskind

Oren Meiri

Netanel Nehemya

Anat Primovich

Omer Rousso Haezrachy

Omer Razin

Ran Shamia

Avidor Lapid (CPA)

Lilach Shamir (CPA)

Coral Ashkeloni

Amit Tal

Inbar Nisim Katz

Omri Katz

Shir Hershkovits

Toot Salles

Hila Sabah

Kobi Shetret

Inbar Boiangio

David Chester

Michal Lavi-Sneh

Netta Oyerbach

Lee Cohen

Sirage Satel

Stav Tayar

Yoel Lavie

Dr. Yehonatan Shiman

Shai Czarni

____________

Zvi Ephrat, Senior Counsel

Zvi Sohar, Of-Counsel

Rani M. Haj-Yachya, Of-Counsel

Tel-Aviv: 45 Rothschild Blvd., Herzliya: 1 Abba Eban Blvd

Phone: +972-3-7109191 Fax: +972-3-5606555

E-mail address: office@gornitzky.com P.O.B 29141 Tel-Aviv 6578403 Israel

Advocates&Notaries

www.gornitzky.com

ESTABLISHED - 1938

Eric J. Gornitzky Boaz Nahir Ariel Zelichov Dalia Ronen Hagar Alon-Windman Daphna Talgam	(1921 – 1997) (1930 – 2006) (1955 – 2009) (1956 – 2000) (1978 – 2013) (1954 – 2015)	* ** *** ****	Member of the New York State Bar Member of the New York State Bar and Massachusetts Bar Solicitor in England & Wales Solicitor in the State of Victoria, Australia